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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

THE STEPHAN CO.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

858603 10 3

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(CUSIP Number)

ANCORA CAPITAL INC

ATTN: RICHARD BARONE

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 420

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

May 18, 2005

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |___|.


SCHEDULE 13D

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CUSIP NO. 858603 10 3

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

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14

TYPE OF REPORTING PERSON*

HC

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

SCHEDULE 13D

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CUSIP NO. 858603 10 3

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

19820

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

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10

SHARED DISPOSITIVE POWER

19820

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19820

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.45

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14

TYPE OF REPORTING PERSON*

BD

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

SCHEDULE 13D

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CUSIP NO. 858603 10 3

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

172901

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

122000

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

172901

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10

SHARED DISPOSITIVE POWER

122000

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

294901

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.72

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14

TYPE OF REPORTING PERSON*

IA

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

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D’s filed by the undersigned on July 22, 2004, August 16, 2004, September 8, 2004, and December 30, 2004. This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 4.

Purpose of Transaction

Item 4 is hereby replaced with the following:

“The Filing Persons (“Ancora”) acquired shares to establish investment positions in the Issuer (“Stephan” or the “Company”). Subject to market conditions and other factors, Ancora may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares.

We have been informed by Stephan’s CEO, Frank Ferola, that Richard Barone has been elected to the Company’s Board of Directors. While this is a positive first step towards improved corporate governance of the Issuer, we have made it clear that there are a number of additional steps that should be taken in order to move forward in a cooperative fashion. These steps include the nomination of two additional Board members recommended by Ancora for election at the upcoming annual meeting, and the renegotiation of certain employment agreements.

In our proxy filing in 2004 and in subsequent conversations, we requested that Mr. Ferola’s salary be reduced to $40,000 monthly as of January, 2005. In addition, we recommended that the next elected Board of Directors determine the formula for bonus and severance, thereby discarding the current golden parachute. Mr. Ferola has informally agreed to these terms and we will continue to support the same.

The following is information on Ancora’s recommended Board members. We feel these individuals have relevant backgrounds and would add value by assisting management in growing the business and operational execution:

Elliot Ross (Age 59) – Mr. Ross is co-founder of The MFL Group, a corporate consulting firm, since 2000. Prior to founding MFL, Mr. Ross was President and a Director of State Industrial Products, a leading manufacturer and distributor of specialty chemical and hardware products from 1999 to 2000. From 1995 to 1999 he was a Director and Chief Operating Officer of Essef Corporation, a manufacturer and supplier of composites and subsystems for the movement, storage and treatment of water for a variety of uses. From 1988 to 1995 he was Chief Executive Officer of Inverness Castings Group, an automotive supplier. He was previously head of McKinsey & Company’s worldwide marketing practice for 15 years. Mr. Ross has authored articles in several journals, including the Harvard Business Review. He has also written, lectured, and consulted extensively on pricing and sales force management. Mr. Ross is a Director of Gevity HR, Inc. Mr. Ross holds a Master of Science (Engineering) from The Ohio State University and an M.B.A. from Case Western Reserve University.

David Pawl (Age 56) -- Mr. Pawl is a retired business executive since 2002. From 1997 until 2002, Mr. Pawl was the President of GE Quartz, Inc. (a division of GE Specialty Materials), a subsidiary of General Electric Company (“GE”). Mr. Pawl was made an Officer of GE in conjunction with being named President of GE Quartz in 1997. GE Quartz manufactures materials sold into the semiconductor equipment, fiber optics and lighting markets. In this role, Mr. Pawl was responsible for all sales, marketing and distribution operations of the business. The business employed approximately 1,000 people while reaching $275 million of annual revenues at its peak in 2000. GE Quartz had four manufacturing facilities during Mr. Pawl’s tenure, including three in Ohio and one in Germany. Prior to his role with GE Quartz, Mr. Pawl held numerous operational roles with GE beginning in 1976, including General Manager of Distribution Services for GE Lighting and General Manager of Global Sourcing for GE Lighting. Mr. Pawl holds a Bachelor of Science in Business Administration from State University of New York in Albany.

We feel that it is important for Stephan to have significant outside shareholder representation on the Board of Directors. Additionally, we believe a reconstituted Board of Directors would be in a better position to address the issues regarding senior management’s compensation and golden parachute provisions.

Merlin Partners, LP, a private investment partnership managed by Ancora Advisors, LLC, reserves the right to re-file its preliminary proxy statement with an alternative slate to the current Board of Directors if the aforementioned steps are not taken.”

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the previous text with the following:

Set forth below for the Filing Persons, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of May 9, 2005 and the percentage of the Shares outstanding represented by such ownership (based on 4,389,805 shares outstanding):

Name:

No. of Shares

Percent of Class

Ancora Securities Inc(1)

19,820

0.45%

Richard Barone(2)

0

0.00%

Ancora Mutual Funds(3)

48,900

1.11%

Ancora Managed Accounts(4)

183,000

4.17%

Merlin Partners, L.P. (5)

63,001

1.44%

Total

314,721

7.17%

(1) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

(2) Shares owned directly by Mr. Barone as an individual investor and are held at Ancora Securities.

(3) These Shares are owned by the Ancora Mutual Funds. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors’ Investment Management Agreement with the Ancora Mutual Funds and by virtue of Mr. Barone’s positions as Portfolio Manager of the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora Bancshares, all of which are registered under the Investment Company Act of 1940, Ancora Advisors and Mr. Barone may be deemed to beneficially own 48,900 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

(4) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors and Mr. Barone do not own shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients and Mr. Barone’s position as Portfolio Manager of Ancora Advisors, each may be deemed to beneficially own 183,000 Shares by reason of their power to dispose of such Shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of such Shares.

(5) These Shares are owned by Merlin Partners, L.P. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors’ being the General Partner of Merlin Partners, L.P. and by virtue of Mr. Barone’s position as Portfolio Manager of Merlin Partners, L.P., Ancora Advisors and Mr. Barone may be deemed to beneficially own 63,001 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.


Item 7.

Material to be Filed as Exhibits

Schedule A annexed hereto lists all transactions in the Shares since the filing of the most recent Amendment to Schedule 13(D) by the Reporting Persons.  All of such transactions were effected in the open market.

                                   Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Richard Barone

Date: 05/18/05

by: /s/Richard A. Barone

Richard A. Barone


EXHIBIT A

                        THE STEPHAN CO. (TSC)

          SECURITY CROSS REFERENCE (PURCHASES/SALES SINCE LAST FILING)

Date Bought/
Sold	Quantity	Price

2/10/2005	2,200	3.86
2/11/2005	600	3.85
2/11/2005	200	3.80
2/24/2005	-5,000	4.507
4/18/2005	-1,000	4.508
4/25/2005	600	3.71
4/26/2005	1,300	3.65
4/29/2005	5,000	3.57
5/6/2005	2,000	3.50
5/6/2005	2,000	3.735

	7,900